





The InterGroup Corporation


RECD S.E.C.
FEB - 3 2005
1088

ANNUAL REPORT
2004

Dear Shareholders:

I am very pleased to report that fiscal 2004 was a successful year for InterGroup. Diluted income per share rose to $1.08 for the fiscal year ended June 30, 2004, compared to $.86 in fiscal 2003. The Company's investment portfolio continued its strong performance, offsetting the lower earnings from its real estate operations. During fiscal 2004, Management also took steps to reposition the San Francisco hotel asset of its subsidiaries.

SECURITIES PORTFOLIO

The performance of the Company's securities portfolio continued to drive the Company's successful year-end results as it had in the prior year. In fiscal 2004, the Company generated income from investment transactions of $8,715,000 compared to $4,221,000 in fiscal 2003. Management was able to achieve those results in what was a difficult economic environment. We realize that markets and economies are somewhat unpredictable, especially in this time of global instability, political unrest and inconceivable natural disasters. It takes special dedication and hard work to seek out and identify investment opportunities in the securities markets that are undervalued at this time. Nevertheless, we will continue to seek opportunities that meet our investment criteria. Although we achieved very positive results during the past two years, those results cannot necessarily be expected to be repeated every year, especially in an uncertain and very volatile economic environment. Our commitment is to try to do our best to maximize the return for our shareholders whatever economic challenges we encounter. We will continue to look for business opportunities that can help create a better world while at the same time fulfilling our financial objectives.

REAL ESTATE OPERATIONS

The Company recorded a loss from real estate operations of $1,695,000 for fiscal 2004 compared to a loss of $1,049,000 for fiscal 2003, including depreciation and amortization expenses of $2,826,000 and $2,724,000 for fiscal years 2004 and 2003, respectively. Rental income decreased to $13,757,000 from $14,148,000 primarily due to higher vacancies and greater rent concessions given to tenants as a result of a soft rental market in many areas of the country where low interest rates prompted renters to purchase single family homes. In addition, the Company's 30-unit apartment complex in Los Angeles was shut down for major renovations for the entire year. It is expected that the renovated property will be ready for occupancy in March 2005 and will be a contributor to the Company's revenues for the remainder of fiscal 2005.

In April 2004, the Company negotiated the acquisition of a 358-unit apartment complex in the Las Colinas area of Dallas, Texas from the Prudential Life Insurance Company for $27,145,000 as a replacement for the property acquired for $13,162,000 by the City of St. Louis in an eminent domain proceeding. The purchase of the Las Colinas complex is part of the continued efforts by management to raise the quality of InterGroup's real estate portfolio. In May 2004, the Company also leased out its small commercial office building in Los Angeles, which was under renovation for part of the fiscal year. Subsequent to fiscal year end, in September 2004, the Company sold its economically challenged 442-unit apartment complex located in Houston, Texas for $11,850,000 and realized a gain of $6,006,000 on the sale. Our real estate management team, with greater involvement of your Chairman, will focus on the various options available to improve the Company's real estate performance. We are committed to take whatever actions we believe are necessary to maximize the intrinsic value of our real estate portfolio.

HOTEL OPERATIONS

Fiscal 2004 was also a significant year for the future direction of the hotel operations of the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc. Management, as a general partner of Justice Investors ("Justice" or the "Partnership"), played an active role in the process of repositioning the Partnership's San Francisco hotel (the "Hotel"). In May 2004, Justice entered into a settlement agreement, whereby the Hotel lessee agreed to terminate its lease, effective June 30, 2004 and to pay the Partnership the sum of $5,000,000 towards the costs of capital repairs, replacements and maintenance necessary to place the Hotel into the condition required at the end of the lease. That one-time payment, which is expected to be fully utilized by the Partnership in fiscal 2005, was primarily responsible for the Company being able to record equity in net income of Justice of $3,136,000 in fiscal 2004 compared to $1,404,000 in the prior year. On July 1, 2004, Justice began a new role as owner-operator of the property with the assistance of a third party management contract with Dow Hotel Company. Management and Justice also actively pursued a new franchise agreement for the Hotel. Those efforts culminated with Justice entering into a Franchise License Agreement, on December 10, 2004, for the right to operate the hotel property as a Hilton brand hotel. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

Prior to operating the Hotel as a Hilton, the Partnership is required to make substantial renovations to the Hotel to meet brand standards. The Partnership estimates that the cost of the renovations will range from approximately $22 million to $24 million. The Franchise Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. Justice estimates that it will take approximately 13 to 17 months to complete all of the renovations necessary for the conversion.

To fund the renovations, the Partnership expects that it will have to encumber the Hotel with borrowings in excess of $22 million. That amount of leverage and the associated debt service will create new challenges for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. Due to the potential losses from the operations of the Hotel expected during the transition period, and the substantial financial commitments the Partnership will have to make for the renovations, Justice does not anticipate any partnership distributions until some time after operations commence under the Hilton brand and income from the Hotel is sufficient to warrant such distributions. While the termination of the Hotel lease eliminated the guarantee of a minimum rent, we believe that the risks and uncertainties associated with the Partnership assuming the role of an owner-operator are outweighed by the greater potential for future income. Although we are expecting some very lean times from the operations of the Hotel during the transition period, we believe that the sacrifices we will make over the next 13 to 17 months will reward our shareholders in the future.

CONCLUSION

InterGroup has made significant strides in the past two years as the Company continues to build long-term values on a per share basis for our shareholders. We have always believed that stock price performance is ultimately a reflection of business performance and it is that philosophical perspective that will continue to guide our business practices. It is our view that InterGroup is best suited for long-term investors who see themselves as owners rather than short-term investors or stock traders. We believe that one of the reasons we primarily have light trading volume in our stock relative to other companies of comparable size, is that many of our shareholders understand our long term business philosophy which we have consistently discussed in our annual reports and at our annual meetings. We believe that this attitude by our shareholders will continue to support our philosophy of building intrinsic business value. The many loyal shareholders that have been with us for some time, have seen multifold increases in the Company's stock price since current management became involved in September 1984, especially when you consider the numerous stock splits that the Company has implemented over the years.

In order to share and put events in somewhat of a historical perspective, InterGroup was operating under the name of Mutual Real Estate Investment Trust ("M-REIT") prior to the time present management assumed control. M-REIT went public in the late 1960's as a real estate investment trust and raised funds for operations and expansion in its initial public offering. Unfortunately, because of a heavy debt load and a challenging economic environment, M-REIT's real estate operations suffered a number of significant setbacks and foreclosures to the extent that its survival was threatened in the 1970's and its stock plummeted to a fraction of a dollar. Those setbacks were so severe and so long that it was not until the mid 1980's that the Company began to regain economic stability under new management.

New management, including your current Chairman, assumed control of M-REIT in September, 1984 and reconstituted the Company under a corporate form in 1986 as The InterGroup Corporation. Since that time, InterGroup has enjoyed significant success including the fact that the Company has returned to its shareholders more than $16 million in the form of an indirect dividend through its continued stock repurchase program. That return of capital is far in excess of any amounts raised by the Company in all of its history as a public company. Another benefit of the stock buy-back program is that it has provided additional liquidity for any investors that wanted to sell their stock. Creating more liquidity was one of the commitments we made to our shareholders at the time new management assumed control of the Company. What we believe to be remarkable and unique is that current management has been able to generate nearly all of InterGroup's cash internally without having to resort to any new public offerings to fund the Company's operations.

There have been many other significant accomplishments. When current management assumed control, it continued to grow the Company's real estate operations and simultaneously started a new securities operation that did not exist before. That new business segment has been a valuable addition and has contributed significantly to the Company's growth and cash flows. The performance of InterGroup's securities portfolio also made it possible to make major acquisitions such as the Company's subsidiaries, Santa Fe and Portsmouth.

InterGroup's stock price has also come a long way. The Company's stock, which at one time had been trading for a fraction of a dollar, is now trading at the equivalent of almost $50.00 per share, after taking into consideration the numerous stock splits the Company has implemented over the years. After stock splits, the Company's stock has traded as high as $14.96 in year 2004. Management believes that it would be a challenge to identify for the Company's own investment portfolio public companies that have performed as well as InterGroup from a stock price and intrinsic value performance basis. Management is very proud of these achievements and believes that they will ultimately be recognized by the investment community and our Company's shareholders will be rewarded for their confidence in InterGroup and its management.

Every year, through our annual report and at our annual meetings, we reiterate our core values, business objectives and philosophy. We believe that we have been consistent in communicating our message throughout the years. We realize that some investors and shareholders might not agree with our business philosophy and understand that we cannot satisfy everyone, just like a restaurant serving only French cuisine may not appeal to a customer craving Italian food. It is just a matter of preference, neither is right nor wrong. In the same way, there are thousands of public companies with varied management styles and business philosophies. We at InterGroup, like most people, try to invest in companies that make us feel comfortable from an economic, philosophical and business perspective. If we somehow misjudge a company and do not agree with what management is doing, we will sell our stock and search for other companies that are more aligned with our investment philosophies.

InterGroup will stay true to its goals and core values of being a socially responsible corporate citizen, while working hard to achieve its economic objectives. We believe that those two goals are not mutually exclusive. Management and the Board continue to have a significant share in the success of the Company and its future. Our interests are aligned with our shareholders and we are fully committed to working hard and wisely to maximize shareholder values for the long term. We hope that you will continue to share our faith and confidence in the Company.

We would like to express our appreciation to our tenants in our various rental communities who we consider to be some of our most important assets. We want to also thank our business associates, employees and Board members for their hard work and commitment.

I personally also would like to pay special tribute to the memory of Marvin Kaplan, whose wise advice and unflagging support was very valuable to me and the Company for many years. I believe that Marvin would also be extremely proud of what we have already accomplished and we are committed to build even greater values in the future.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30,	
	2004	2003
Net income	$ 3,071,000	$ 2,567,000
Basic income per share	$ 1.22	$ 0.95
Diluted income per share	$ 1.08	$ 0.86
Weighted average number of shares outstanding	2,518,124	2,710,646
Diluted weighted average number of shares outstanding	2,836,124	2,998,646
Shareholders' equity	$ 16,641,000	$ 13,979,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ■

To the Board of Directors and Shareholders of
The InterGroup Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The InterGroup Corporation at June 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
October 6, 2004

CONSOLIDATED BALANCE SHEET ■

		June 30, 2004
ASSETS		
Investment in real estate, at cost:		
Land	$	30,174,000
Buildings, improvements and equipment		79,913,000
Property held for sale or development		944,000
		111,031,000
Less: accumulated depreciation		(21,444,000)
		89,587,000
Investment in Justice Investors		11,327,000
Cash and cash equivalents		777,000
Restricted cash		3,553,000
Investment in marketable securities		66,610,000
Prepaid expenses and other assets		4,263,000
Property intangible asset, net of accum. amort.		555,000
Total Assets	$	176,672,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$	89,571,000
Due to securities brokers		22,445,000
Obligation for securities sold		21,585,000
Line of Credit		5,000,000
Accounts payable and other liabilities		4,470,000
Deferred income taxes		7,334,000
Total Liabilities		150,405,000
Minority Interest		9,626,000
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued		-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued		-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,193,745 shares issued and 2,496,686 outstanding		21,000
Additional paid-in capital		8,686,000
Retained earnings		14,733,000
Treasury stock, at cost, 697,059 shares		(6,799,000)
Total Shareholders' Equity		16,641,000
Total Liabilities and Shareholders' Equity	$	176,672,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended June 30,	*2004*	*2003*
Real estate operations:		
Rental income	$ 13,757,000	$ 14,148,000
Rental expenses:		
Property operating expenses	(7,164,000)	(6,873,000)
Mortgage interest expense	(3,929,000)	(3,394,000)
Real estate taxes	(1,533,000)	(1,561,000)
Depreciation	(2,715,000)	(2,724,000)
Amortization	(111,000)	-
	(1,695,000)	(404,000)
Loss on early extinguishment of debt	-	(645,000)
Loss from real estate operations	(1,695,000)	(1,049,000)
Equity in net income of Justice Investors	3,136,000	1,404,000
Investment transactions:		
Net investment gains	13,722,000	6,601,000
Impairment loss on other investments	(1,155,000)	-
Dividend and interest income	777,000	336,000
Margin interest and trading expenses	(4,629,000)	(2,716,000)
Income from investment transactions	8,715,000	4,221,000
Other income (expense):		
General and administrative expenses	(1,892,000)	(1,850,000)
Other income	143,000	2,842,000
Other (expense) income	(1,749,000)	992,000
Income before provision for income taxes and minority interest	8,407,000	5,568,000
Provision for income tax expense	(3,515,000)	(2,199,000)
Income before minority interest	4,892,000	3,369,000
Minority interest	(1,821,000)	(802,000)
Net income	$ 3,071,000	$ 2,567,000
Basic income per share	$ 1.22	$ 0.95
Weighted average number of shares outstanding	2,518,124	2,710,646
Diluted income per share	$ 1.08	$ 0.86
Diluted weighted average number of shares outstanding	2,836,124	2,998,646

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ■

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Note Receivable Stock Options	Total
Balance at June 30, 2002	$ 21,000	$ 8,686,000	$ 9,095,000	$ (4,308,000)	$ (1,438,000)	$ 12,056,000
Net income			2,567,000			2,567,000
Purchase of treasury stock				(2,082,000)		(2,082,000)
Settlement of note receivable					1,438,000	1,438,000
Balance at June 30, 2003	21,000	8,686,000	11,662,000	(6,390,000)	-	13,979,000
Net income			3,071,000			3,071,000
Purchase of treasury stock				(409,000)		(409,000)
Balance at June 30, 2004	$ 21,000	$ 8,686,000	$ 14,733,000	$ (6,799,000)	$ -	$ 16,641,000

The accompanying notes are an integral part of the consolidated financial statements.

For the year ended June 30,	*2004*	*2003*
Cash flows from operating activities:		
Net income	$ 3,071,000	$ 2,567,000
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
Depreciation of real estate	2,715,000	2,724,000
Amortization of intangible asset	111,000	-
Equity in net income of Justice Investors	(3,136,000)	(1,404,000)
Net unrealized gain on investments	(4,181,000)	(9,482,000)
Impairment loss on other investments	1,155,000	-
Minority interest	1,821,000	802,000
Changes in assets and liabilities:		
Restricted cash	(42,000)	(2,539,000)
Prepaid expenses and other assets	789,000	(2,087,000)
Investment in marketable securities	(7,499,000)	(38,168,000)
Other investments	(2,815,000)	(107,000)
Accounts payable and other liabilities	47,000	175,000
Due to securities broker	2,124,000	19,742,000
Obligations for securities sold	5,096,000	15,998,000
Deferred taxes	1,863,000	3,942,000
Settlement of note receivable	-	1,438,000
Net cash provided by (used in) operating activities	1,119,000	(6,399,000)
Cash flows from investing activities:		
Investment in real estate	(27,180,000)	(52,000)
Purchase of intangible asset	(666,000)	-
Additions to buildings, improvements and equipment	(2,152,000)	(1,679,000)
Investment in Santa Fe	(1,031,000)	(1,859,000)
Distributions from Justice Investors	953,000	1,974,000
Net cash used in investing activities	(30,076,000)	(1,616,000)
Cash flows from financing activities:		
Borrowings from mortgage notes payable	31,656,000	28,778,000
Principal payments on mortgage notes payable	(8,201,000)	(14,591,000)
Borrowings from (repayment of) line of credit	5,000,000	(4,000,000)
Dividends paid to minority shareholders	(171,000)	(114,000)
Purchase of treasury stock	(409,000)	(2,082,000)
Net cash provided by financing activities	27,875,000	7,991,000
Net decrease in cash and cash equivalents	(1,082,000)	(24,000)
Cash and cash equivalents at beginning of period	1,859,000	1,883,000
Cash and cash equivalents at the end of period	$ 777,000	$ 1,859,000

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices:

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2004 and 2003, the Company had the power to vote 75.2% and 68.8%, respectively, of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). Those percentages include the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.9% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI), which derives its revenue primarily as a general partner and a 49.8% limited partner in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). Justice owns the land, improvements and leaseholds commonly known as the Holiday Inn Select Downtown & Spa, a 565-room hotel in San Francisco, California (the "Hotel").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are stated at cost. Depreciation of buildings, improvements and equipment is provided on the straight-line method based upon estimated useful lives of five to forty years for buildings and improvements and five to ten years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in 2004 and 2003.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. Those investments in non-marketable securities are carried at the lower of cost or estimated fair value on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in earnings.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Rental Income

Rental income is recognized as earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by statutory tax rates. Deferred tax expense is the result of changes in the asset and/or liability for deferred taxes.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, mortgage notes payable, amounts due securities brokers and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Stock-Based Compensation Plans

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans. Had the Company determined compensation cost based on the fair value for its stock options at grant date (based on 15,000 and 15,000 in fiscal years 2004 and 2003, respectively), net income and earnings per share would have been reduced to the pro forma amounts as follows:

	2004		2003	
Net income	$	3,071,000	$	2,567,000
Stock based employee compensation expense*		(64,000)		(62,000)
Pro forma net income	$	3,007,000	$	2,505,000
Earnings per share:				
Basic as reported	$	1.22	$	0.95
Basic pro forma	$	1.17	$	0.91
Diluted as reported	$	1.08	$	0.86
Diluted pro forma	$	1.06	$	0.84

*Determined under the fair value based on method for awards net of related tax effects (40%).

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

The difference between the net income as reported and the pro forma net income is due to the subtraction of the fair market value of the vested stock options of $107,000 and $104,000, respectively, for the fiscal years ended June 30, 2004 and 2003.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for 2004; risk-free interest rate of 2.15%; dividend yield of 0%; expected Common Stock market price volatility factor of 24.99; and a weighted-average expected life of the options of 10 years. The weighted-average fair value of options granted in fiscal years 2004 and 2003 were $7.12 and $6.35 per share, respectively. The aggregate fair value of the options granted in fiscal years 2004 and 2003 were $107,000 and $104,000 respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As of June 30, 2004, the Company had 318,000 stock options that were considered potentially dilutive common shares and 60,000 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share.

Recently Issued Accounting Standards

In January 2003, the FASB issued its new consolidation accounting model through FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. In December 2003, FIN 46 was reissued as FIN 46R, which contained revisions to address certain implementation issues. Under GAAP, a company must consolidate any entity in which it has a "controlling financial interest." The long-standing voting interest model defined this term as ownership of more than 50 percent of the entity's voting interests. FIN 46 makes two critical changes: it defines when a company should base "controlling financial interest" on factors other than voting rights, and requires that a new "risk and rewards" model be applied in these situations. The adoption of FIN 46 as revised by FIN 46R did not have a material impact on the Company's financial condition or results of operations.

In March 2004, the EITF ratified its consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held to maturity under SFAS 115. On September 30, 2004, the Financial Accounting Standards Board (FASB) issued a final FASB Staff Position, FSP EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. Disclosures required by EITF 03-1 have not been deferred and the Company has adopted those disclosures.

Note 2 - Investment in Real Estate:

At June 30, 2004, the Company's investment in real estate consisted of twenty seven properties located throughout the United States. These properties include twenty three apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. Twenty two of the twenty three apartment complexes are completed, operating properties. The one non-operating apartment complex is undergoing a major renovation.

In August 2003, the Company acquired a single-family house in Los Angeles, California for $700,000. In October 2003, the Company obtained a mortgage loan of $525,000 on this unencumbered property.

In April 2004, the Company purchased a 358-unit apartment complex in Los Colinas, Texas for $27,145,000 in a tax-deferred exchange with the St. Louis, Missouri property sold in August 2001. To finance the purchase, the Company obtained a nine year $20,000,000 mortgage note. In accordance with SFAS 141, "Business Combinations," the acquisition value was allocated to the land and building utilizing an "as if vacant" methodology, with the balance of the purchase price allocated to identifiable intangible assets. Identifiable intangible assets relate to the value of the in-place operating leases and comprise of: (i) origination value, which represents the "cost avoidance" value associated with acquired in-place leases; and (ii) value of the renewal of in-place leases, which represents the estimated loss of revenue and costs incurred to renew the operating leases following its expiration. The origination value and the value of the renewal of in-place tenant leases are recorded as a deferred charge and are amortized over the remaining lease term of twelve months.

Based on this valuation, the purchase price and closing costs were allocated as follows:

Land	$	4,050,000
Building		22,429,000
Intangible asset - origination costs		206,000
Intangible asset - renewal lease-up costs		460,000
	$	27,145,000

During the year ended June 30, 2004, the Company recorded an amortization expense associated with these intangible assets in the amount of $111,000. The remaining $555,000 intangible assets balance will be amortized on a straight-line basis over the remaining life of ten months.

Note 3 - Marketable Securities and Other Investments:

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2004, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included earnings. Trading securities are summarized as follows:

Note 3 - Marketable Securities and Other Investments: (Continued)

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
As of June 30, 2004					
Corporate Equities	$ 52,890,000	$ 17,803,000	$ (4,083,000)	$ 13,720,000	$ 66,610,000
As of June 30, 2003					
Corporate Equities	$ 47,749,000	$ 10,321,000	$ (3,081,000)	$ 7,240,000	$ 54,989,000

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management.

The Company also invests with the approval of the Securities Investment Committee, in unlisted companies, through private placements. These investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis. As of June 30, 2004, the Company had investments in unlisted companies (other investments) of $2,347,000 with an impairment on other investments totaling $1,155,000. The investment is presented net of the impairment loss and is included on the balance sheet in prepaid expenses and other assets.

For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether there has been a permanent impairment in the carrying value of other investments. If an impairment is determined to exist, the carrying value or the investment is reduced to its estimated fair value.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2004, the Company had obligations for securities sold (equities short) of $21,585,000 and had no naked short positions.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with net change in unrealized gains or losses included in earnings. For the year ended June 30, 2004, net gains on marketable securities of $13,722,000 included net unrealized gains of $4,181,000 and net realized gains of $9,541,000. For the year ended June 30, 2003, net investment gains of $6,601,000 included net unrealized gains of $9,482,000 and net realized losses of $2,881,000. There were no gross unrealized positions on any securities held which existed for more than one year.

Note 4 - Investment in Justice Investors:

The consolidated accounts include a 49.8% interest in Justice Investors through the Company's interest in Santa Fe. Justice owns the land improvements and leasehold commonly known as the Holiday Inn Select Downtown & Spa, a 565-room hotel in the financial district of San Francisco, California. Portsmouth is both a general and limited partner in Justice and oversees operations and shares management responsibilities with the other general partner. Portsmouth records its investment in Justice on the equity basis.

The Company amortizes the step up in the asset values allocable to the depreciable assets of its investment in Justice Investors over 40 years, which approximates the remaining life of the primary asset, the hotel building.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

	June 30, 2004
Assets	
Total current assets	$ 5,234,000
Property, plant and equipment, net of accumulated depreciation of $13,204,000	6,932,000
Land	1,124,000
Construction in process	50,000
Other assets	269,000
Total assets	$ 13,609,000
Liabilities and partners' capital	
Total current liabilities	$ 263,000
Long-term debt	5,208,000
Partners' capital	8,138,000
Total liabilities and partners' capital	$ 13,609,000

Note 4 - Investment in Justice Investors: (Continued)

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the years ended June 30,	2004	2003
Revenues	$ 9,369,000	$ 3,971,000
Costs and expenses	(2,507,000)	(873,000)
Net income	$ 6,862,000	$ 3,098,000

Note 5 - Mortgage Notes Payable:

At June 30, 2004, the Company had mortgage debt outstanding of $89,571,000. The mortgages carry variable rates from 3.60% to 8.44% and fixed rates ranging from 5.46% to 9.22%.

In July 2003, the Company refinanced a loan in the amount of $2,141,000 and obtained a new mortgage in the amount of $4,215,000 on its 31-unit apartment complex.

In August 2003, the Company acquired a single-family house in Los Angeles, California for $700,000. In October 2003, the Company obtained a mortgage loan of $525,000 on this unencumbered property.

In November 2003, the Company refinanced four mortgage loans totaling $2,457,000 and obtained four new mortgage loans totaling $3,535,000. All four loans have a fixed interest rate of 6.38% for the first ten years of the loan. After ten years, the interest rate is adjustable through maturity on December 1, 2018.

In April 2004, the Company purchased a 358-unit apartment complex in Las Colinas, Texas for $27,145,000 in a tax-deferred exchange with the St. Louis, Missouri property sold in August 2001. To finance the purchase, the Company obtained a nine year $20,000,000 mortgage note with a fixed rate of 4.99%. After nine years, the loan is extendable at a variable interest rate for one additional year. For the first year of the loan, interest only payments of $86,000 per month are required.

In May 2004, the Company paid off a mortgage in the amount of $2,668,000 and obtained a new construction loan in the amount of $6,268,000 as part of a major renovation of its 30-unit apartment complex located in Los Angeles. As of June 30, 2004, the balance on the construction loan was $3,381,000.

Note 5 - Mortgage Notes Payable: (Continued)

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2004:

Property	Number of Units	Acquisition Date		Note Maturity Date			Mortgage Balance	Interest Rate
Austin	112	September	2001	September	2009	$	2,213,000	8.23%
Austin	249	November	1999	July	2023	$	7,999,000	5.46%
Florence	157	December	1972	May	2006	$	4,006,000	7.93%
Houston	442	February	1997	January	2013	$	9,864,000	5.80%
Irving	224	September	1994	January	2008	$	4,258,000	7.01%
Irving	54	November	2000	July	2006	$	1,182,000	9.22%
Las Colinas	358	April	2004	May	2013	$	20,000,000	4.99%
Morris County	151	September	1967	May	2013	$	10,415,000	5.43%
San Antonio	132	June	1993	December	2008	$	3,045,000	6.62%
St. Louis	264	November	1968	July	2008	$	5,550,000	6.73%
Los Angeles	31	July	2003	August	2033	$	4,157,000	4.35%
Los Angeles	30	May	2004	April	2006	$	3,381,000	3.60%
Los Angeles	27	October	1999	October	2029	$	1,862,000	7.73%
Los Angeles	24	March	2001	April	2031	$	1,739,000	7.15%
Los Angeles	14	October	1999	November	2029	$	1,098,000	7.89%
Los Angeles	12	November	2003	December	2018	$	1,039,000	6.38%
Los Angeles	9	November	1999	December	2029	$	820,000	7.95%
Los Angeles	8	May	2001	November	2029	$	572,000	7.00%
Los Angeles	7	November	2003	December	2018	$	1,074,000	6.38%
Los Angeles	5	November	2003	December	2018	$	671,000	6.38%
Los Angeles	5	July	2000	August	2030	$	439,000	7.59%
Los Angeles	4	November	2003	December	2018	$	731,000	6.38%
Los Angeles	2	February	2002	February	2032	$	450,000	6.45%
Los Angeles	1	November	2000	December	2030	$	472,000	8.44%
Los Angeles	1	October	2003	November	2033	$	521,000	5.75%
Los Angeles	Office	February	1999	April	2009	$	1,200,000	7.76%
Los Angeles	Office	September	2000	December	2013	$	813,000	6.50%

Note 5 - Mortgage Notes Payable: (Continued)

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2004, and thereafter, are as follows:

Year ending June 30,	
2005	$ 4,783,000
2006	1,496,000
2007	5,384,000
2008	1,602,000
2009	5,541,000
Thereafter	70,765,000
Total	$ 89,571,000

At June 30, 2004, the total outstanding mortgage balance approximates the estimated fair value of the outstanding debt.

Note 6 – Line of Credit

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC"). The LOC carries a variable interest rate of 4.75%. Interest is paid on a monthly basis. The LOC and all accrued unpaid interest are due in May 2005.

Note 7 - Income Taxes:

The provision for the Company's income tax (expense) benefit is comprised of the following:

	Year ended June 30,	
	2004	2003
Current tax (expense)benefit	$ (1,653,000)	$ 1,743,000
Deferred tax expense	(1,862,000)	(3,942,000)
	$ (3,515,000)	$ (2,199,000)

Note 7 - Income Taxes: (Continued)

The components of the deferred tax liability as of June 30, 2004 are as follows:

Net operating loss carryforwards	$ 3,592,000
Capital loss carryforwards	846,000
State taxes	577,000
Accruals and reserves	755,000
Other	524,000
Deferred tax assets	6,294,000
Deferred real estate gains	(9,497,000)
Unrealized gain on marketable securities	(3,696,000)
Equity earnings of subsidiaries	(435,000)
Deferred tax liabilities	(13,628,000)
Net deferred tax liability	$ (7,334,000)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

	Year ended June 30,	
	2004	2003
Income tax at federal statutory rates	$ 2,901,000	$ 1,870,000
State income taxes, net of federal benefit	604,000	386,000
Other	10,000	(57,000)
Total income tax expense	$ 3,515,000	$ 2,199,000

As of June 30, 2004, the Company had a net operating losses available for carryforward of approximately $8,026,000. The carryforward expires in varying amounts through the year 2024. The Company also has capital losses available for carryforward of $2,013,000 that expire in varying amounts through 2006.

Note 8 - Segment Information:

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Note 8 - Segment Information: (continued)

Information below represents reported segments for the years ended June 30, 2004 and 2003. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

	Real Estate				
Year ended June 30, 2004	**Rental Properties**	**Justice Investors**	**Investment Transactions**	**Other**	**Total**
Operating income	$ 13,757,000	$ 3,136,000	$ 14,499,000	$ -	$ 31,392,000
Operating expenses	(7,164,000)	-	(5,784,000)	-	(12,948,000)
Real estate taxes	(1,533,000)	-	-	-	(1,533,000)
Net operating income	5,060,000	3,136,000	8,715,000	-	16,911,000
Mortgage interest expenses	(3,929,000)	-	-	-	(3,929,000)
Depreciation	(2,715,000)	-	-	-	(2,715,000)
Amortization	(111,000)				(111,000)
General and admin. expenses	-	-	-	(1,892,000)	(1,892,000)
Other income	-	-	-	143,000	143,000
Income tax expense	-	-	-	(3,515,000)	(3,515,000)
Minority interest	-	-	-	(1,821,000)	(1,821,000)
Net income (loss)	$ (1,695,000)	$ 3,136,000	$ 8,715,000	$ (7,085,000)	$ 3,071,000
Total assets	$ 90,142,000	$ 11,327,000	$ 68,957,000	$ 6,246,000	$176,672,000

	Real Estate				
Year ended June 30, 2003	**Rental Properties**	**Justice Investors**	**Investment Transactions**	**Other**	**Total**
Operating income	$ 14,148,000	$ 1,404,000	$ 6,937,000	$ -	$ 22,489,000
Operating expenses	(6,873,000)	-	(2,716,000)	-	(9,589,000)
Real estate taxes	(1,561,000)	-	-	-	(1,561,000)
Net operating income	5,714,000	1,404,000	4,221,000	-	11,339,000
Mortgage interest expenses	(3,394,000)	-	-	-	(3,394,000)
Depreciation	(2,724,000)	-	-	-	(2,724,000)
Loss on early extinguishment of debt	(645,000)				(645,000)
General and admin. expenses	-	-	-	(1,850,000)	(1,850,000)
Other income	-	-	-	2,842,000	2,842,000
Income tax expense	-	-	-	(2,199,000)	(2,199,000)
Minority interest	-	-	-	(802,000)	(802,000)
Net income (loss)	$ (1,049,000)	$ 1,404,000	$ 4,221,000	$(2,009,000)	$ 2,567,000
Total assets	$ 62,970,000	$ 8,874,000	$ 54,989,000	$ 8,762,000	$ 135,595,000

Note 9 - Supplemental Cash Flow Information:

Cash paid for margin interest for the year ended June 30, 2004 and 2003 was $1,437,000 and $210,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2004 and 2003 was $3,473,000 and $3,240,000, respectively. For the year ended June 30, 2004, the Company paid income taxes of $279,000. For the year ended June 30, 2003, the Company received a net cash income tax refund of $1,485,000.

Note 10 - Stock Option Plans:

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 150,000. During fiscal years 2004 and 2003, the Company granted stock options of 15,000 shares in each respective year, to the directors of the Company. These options have exercise prices of $9.52 and $11.23 per share, respectively. All 15,000 options granted during 2004 were vested. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000. On December 22, 1998, the Board of Directors of the Company granted a total of 225,000 stock options to the President and Chairman of the Company at an exercise price of $7.92 per share. As of June 30, 2004, all 225,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2004 and 2003 are as follows:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding at June 30, 2002:	348,000	$ 9.52
Granted	15,000	$ 11.23
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2003:	363,000	$ 9.59
Granted	15,000	$ 9.52
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2004:	378,000	$ 9.58

Of the total 378,000 unexercised options outstanding as of June 30, 2004, 12,000 were not vested.

Note 10 - Stock Option Plans: (Continued)

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2003	$7.92 - $29.63	$9.59	5.80 years
June 30, 2004	$7.92 - $29.63	$9.58	5.00 years

Note 11 - Commitments and Contingencies:

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 12 - Related Party Transactions:

Gary N. Jacobs, a Director of the Company, is of Counsel to the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Through May 31, 2000 he was a senior partner of said firm, which provides legal services to the Company when needed. During the year ended June 30, 2003, the Company made payments of approximately $689,000 to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. During fiscal 2004, approximately $38,000 in fees were incurred.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

On July 18, 2003, the Company's subsidiaries established a performance based compensation program for the Company's CEO, John V. Winfield, to keep and retain his services as a direct and active manager of the securities portfolios of those companies. On January 12, 2004, the disinterested members of the Securities Investment Committee of InterGroup also established a performance based compensation program for Mr. Winfield, which was ratified by the Board of Directors. The Company's previous experience and results with outside money managers was not acceptable. Pursuant to the criteria established the Board of Directors, Mr. Winfield is entitled to performance compensation for his management of the securities portfolios of the Company and its subsidiaries equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published by the Wall Street Journal) plus 2%. Compensation amounts are earned, calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the companies have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be modified or terminated at the discretion of the respective Boards of Directors.

Note 12 - Related Party Transactions: (Continued)

For the fiscal years ended June 30, 2004 and 2003, Mr. Winfield received, in the aggregate, performance based compensation in the amounts of $2,077,000 and $654,000, respectively. Of the total amount of the bonus for fiscal 2004, $211,000 was paid by Santa Fe and $407,000 was paid by Portsmouth. For fiscal 2003, $242,000 was paid by Santa Fe and $411,000 was paid by Portsmouth. The performance based compensation was approved by the disinterested members of the respective Boards of Directors of the Company and its subsidiaries.

Note 13 - Subsequent Events:

In August 2004, the Company obtained a revolving $1,500,000 line of credit ("LOC") and that LOC was drawn on in the full amount. A portion of the proceeds from the LOC were used to pay off a $1,181,000 mortgage note on one of its Irving, Texas properties.

In August 2004, the Company purchased an approximately two acre parcel of unimproved land in Kihei, Maui, Hawaii for $1,450,000. The land will be held for sale or development. To facilitate the purchase, the Company obtained a loan in the amount of $750,000 with the balance of the purchase price paid in cash. The loan is for a term of three years at a floating interest rate equal to the bank's base rate (currently 4.5%) plus 1%. Interest only is payable monthly.

In September 2004, the Company sold its 442-unit apartment complex located in Houston, Texas for $11,850,000.

INTRODUCTION

The discussion below and elsewhere in the Report includes forward-looking statements about the future business results and activities of the Company, which, by their very nature, involve a number of risks and uncertainties. When used in this discussion, the words "estimate", "project", "anticipate" and similar expressions, are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and the securities markets, changes in general economic conditions, local real estate markets, and competition, as well as uncertainties relating to uninsured losses, securities markets, and litigation, including those discussed below that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

For the Year Ended June 30, 2004 as compared to June 30, 2003

The Company's net income increased to $3,071,000 for the year ended June 30, 2004 from $2,567,000 for the year ended June 30, 2003. This was primarily due to the increase in income from investment transactions and the increase in the equity in net income of Justice Investors. The increase was partially offset by the increase in the loss from real estate operations.

The loss from real estate operations increased to $1,695,000 from $1,049,000 as the result of lower rental income and higher operating expenses. Rental income decreased to $13,757,000 from $14,148,000 due to higher vacancies and higher rent concessions given to tenants as a result of a soft rental market across the country. Rental rates and rental concessions are determined by market conditions in the areas in which the Company operates in. The low interest environment over the last three years promoted a boom in the single-family housing market in which existing and prospective tenants had the option to purchase a home over renting an apartment. As the result of this environment, apartment operators around the country were forced to reduce rental rates as well as provide higher rental concessions in order to maintain occupancy. The result was the reduction in rental income. Additionally, the Company's 30-unit apartment complex located in Los Angeles, California was shut down for the entire year to undergo a major renovation which reduced rental income. The reduction in rental income was partially offset by the purchase of the 358-unit apartment in Las Colinas, Texas and the leasing of the commercial building in Los Angeles, California.

Property operating expenses increased to $7,164,000 from $6,873,000 primarily due to the increase in insurance expense on all of its properties and the increase in repairs and maintenance and utilities expenses on several of the Company's out-of-state properties. The increase was partially offset by a reduction in property related salary expenses. The increase in insurance expense is consistent with the increase in insurance premiums for all apartment operators subsequent to the September 11, 2001 terrorist attacks.

Mortgage interest expense increased to $3,929,000 from $3,394,000 as the result of higher mortgage balances due to the refinancing of mortgages on properties located in Houston, Texas, Morris County, New Jersey, and one of its Austin, Texas properties in the latter part of fiscal 2003. The increase was also due to the new $20,000,000 mortgage related to the purchase of the Las Colinas, Texas property.

Equity in net income of Justice Investors increased to $3,136,000 in fiscal 2004 from $1,404,000 in fiscal 2003 primarily as a result of an increase in Partnership revenues to $9,369,000 from $3,971,000, due to two nonrecurring payments to Justice during the current fiscal year, partially offset by increased partnership costs. In May of 2004, a $5,000,000 settlement payment was made to Justice from the hotel lessee to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. That settlement payment is being held in a separate partnership account and will be applied towards the costs of capital repairs, replacements and improvements necessary to place the hotel in the condition required by the Hotel Lease at the end of its term. The Partnership expects to utilize all of the settlement proceeds for such costs by its December 31, 2004 year end, which may impact the Company's equity in net income of Justice Investors for fiscal 2005. Felcor also agreed to transfer to Justice and terminate its leasehold estate and its option right under the Hotel Lease, effective June 30, 2004. In addition, Justice received a payment in December 2003 from the hotel lessee in the amount $296,000 for part of the replacement costs of the sloped window system of the Hotel, which was recorded as other income by Justice. The Partnership incurred much greater costs and expenses in fiscal 2004 of $2,507,000 compared to $873,000 in fiscal 2003. That increase was attributable to increased partnership costs during the current fiscal year for consultants, experts and legal services relating the partnership's enforcement of the lessee's obligations and termination of the Hotel Lease, renovation and repositioning of the Hotel, and additional depreciation and interest costs related to the build-out of the new spa and meeting rooms in the Hotel and other capital improvements.

Average daily room rates for the Hotel increased modestly to approximately $92 in fiscal 2004 from approximately $90 in fiscal 2003, while average monthly occupancy rates increased to approximately 71% from approximately 67%. Many factors continued to significantly impact the operations of the Hotel in fiscal 2004. Unlike other areas in California, the Bay Area has been especially slow to recover from the devastating impact that the terrorist attacks of September 11, 2001, had on tourism and the hospitality industry. The continued weakness in the Bay Area due to the failure of numerous internet and technology companies, has also resulted in a decrease in business travel and a reduction by airlines in the number of flights into San Francisco. The hotel has also faced more competition from new properties and from higher end properties that provide greater amenities to its guests, especially for the business traveler. These properties have also reduced room rates as hotel operators struggle to obtain occupancy. Partnership is committed to making the Hotel competitive in its market by undertaking a significant renovation of the property and seeking a new, more upscale, brand for the Hotel.

The Company's income from investment transactions increased to $8,715,000 from $4,221,000 due primarily to the increase in net investment gains to $13,722,000 from $6,601,000 and the increase in dividend and interest income to $777,000 from $336,000. These increases were partially offset by the increase in margin and trading expenses to $4,629,000 from $2,716,000 and an impairment loss from other investments of $1,155,000 recorded in the current year.

Net gains on marketable securities increased to $13,722,000 for the year ended June 30, 2004 from $6,601,000 for the year ended June 30, 2003 as the result of the significant appreciation in the market value of the Company's investment portfolio during the current year. For the year ended June 30, 2004, the Company had net unrealized gains of $4,181,000 and net realized gains of $9,541,000. For the fiscal year ended June 30, 2003, the Company had net unrealized gains of $9,482,000 and realized losses of

$2,881,000. There were no gross unrealized positions on any securities held which existed for more than one year. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the current year, the Company recorded an impairment loss from other investments in the amount of $1,155,000 against two private investments made during the year totaling $2,000,000 that were considered impaired.

Margin interest and trading expenses increased to $4,629,000 from $2,716,000 primarily due to the increase in margin interest expense and the increase in the performance bonus granted to the Company's CEO. Margin interest expense increased to $1,437,000 from $210,000 as the result of the increase in average daily margin balances. The performance bonus granted to the Company's CEO for the management of the investment portfolio increased to $2,077,000 from $1,376,000 as the result of the increase in the net investment gains to $13,722,000 from $6,601,000.

Other income decreased to $143,000 from $2,842,000 primarily due to the legal settlement on an insurance claim in the amount of $2,700,000 that was recorded in the fiscal year ended June 30, 2003.

The provision for income tax expense increased to $3,515,000 from $2,199,000 as the result of higher pre-tax income generated in the current year.

Minority interest expense increased to $1,821,000 from $802,000 as a result of higher income generated by the Company's subsidiary, Santa Fe during the current year.

MARKETABLE SECURITIES

The Company's investment portfolio is diversified with 120 different equity securities. The Company has three individual positions that comprise of more than 5% of the equity value of the portfolio with the largest being 10.4% of the value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2004, the market value of the Company's marketable securities was $66,610,000.

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2004.

Industry Group	Market Value	% of Total Investment Securities
Telecommunications and media	$ 12,468,000	18.7%
Electric, pipelines, oil and gas	11,915,000	17.9%
Pharmaceutical, medical and healthcare	10,466,000	15.7%
REITs, lodging, home builders and hotels	8,858,000	13.3%
Insurance and banks	6,844,000	10.3%
Airlines and defense	6,039,000	9.1%
Retail, food and consumer goods	4,362,000	6.5%
Semiconductor, software, internet and computer	3,153,000	4.7%
Chemicals, building materials, machinery and mining	1,831,000	2.7%
Other	674,000	1.1%
	$ 66,610,000	100.0%

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the year ended June 30, 2004 and 2003.

	2004	2003
Net investment gains	$ 13,722,000	$ 6,601,000
Impairment loss on other investments	(1,155,000)	-
Dividend and interest income	777,000	336,000
Margin interest	(1,437,000)	(210,000)
Trading expenses	(3,192,000)	(2,506,000)
Total investment income	$ 8,715,000	$ 4,221,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are generated primarily from its real estate activities, sales of investment securities and borrowings related to both. The Company generated cash flow of $1,119,000 from operating activities, used net cash flow of $30,076,000 from investing activities, and generated net cash flow of $27,875,000 from financing activities during the year ended June 30, 2004.

In April 2004, the Company purchased a 358-unit apartment complex in Irving, Texas for $27,145,000 in a tax-deferred exchange with the St. Louis, Missouri property sold in August 2001. The Company recorded an intangible asset of $666,000 related to the purchase. To finance the purchase, the Company obtained a nine year $20,000,000 mortgage note.

In August 2003, the Company acquired a single-family house in Los Angeles, California for $700,000. In October 2003, the Company obtained a mortgage loan of $525,000 on this previously unencumbered property.

During the year ended June 30, 2004, the Company improved properties in the aggregate amount of $2,152,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

During the year ended June 30, 2004, the Company purchased 71,100 shares of Santa Fe stock for a total investment of $1,031,000. The Company also received cash distributions from Justice Investors totaling $953,000.

During the year ended June 30, 2004, the Company had new borrowings in the form of mortgages totaling $31,656,000 and made principal payments on mortgages totaling $8,201,000. The Company also borrowed from a line of credit in the amount of $5,000,000.

In July 2003, the Company refinanced a loan in the amount of $2,141,000 and obtained a new mortgage in the amount of $4,215,000 on its 31-unit apartment complex.

In November 2003, the Company refinanced four mortgage loans totaling $2,457,000 and obtained four new mortgage loans totaling $3,535,000. All four loans have a fixed interest rate of 6.38% for the first ten years of the loan. After ten years, the interest rate is adjustable through maturity on December 1, 2018.

In May 2004, the Company paid off a mortgage in the amount of $2,668,000 and obtained a new construction loan in the amount of $6,268,000 as part of a major renovation of its 30-unit apartment complex located in Los Angeles. As of June 30, 2004, the balance on the construction loan was $3,381,000.

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC") and that LOC was drawn on in the full amount. The LOC carries a variable interest rate of 4.75%. Interest is paid on a monthly basis. The LOC and all accrued unpaid interest are due in May 2005.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2004, the Company acquired an additional 33,698 shares of its Common Stock for $409,000. Approximately 23,000 shares remain eligible for Company to repurchase under that authorization.

Management anticipates that the net cash flow generated from future operating activities will be sufficient to meet its operating and long-term debt service requirements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations and commercial commitments are its mortgages. The annual principal payments on the mortgages for the five-year period and thereafter commencing July 1, 2004 are approximately as follows:

For the year ending June 30,	Amount
2005	$ 4,783,000
2006	1,496,000
2007	5,384,000
2008	1,602,000
2009	5,541,000
Thereafter	70,765,000
Total	$ 89,571,000

IMPACT OF INFLATION

The Company's residential and commercial rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses. The Company's revenue from its interest in Justice Investors is primarily dependent on hotel revenues. Hotel room rates are typically impacted by supply and demand factors, not inflation, because rental of a hotel room is usually for a limited number of nights. Room rates are usually adjusted to account for inflationary cost increases; therefore, the impact of inflation should be minimal.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets including its investment in real estate and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the hotel property, owned through the Company's investment in Justice Investors, and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

In March 2004, the EITF ratified its consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). On September 30, 2004, the Financial Accounting Standard Board (FASB) issued a final FASB Staff Position, FSP EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. Disclosures required by EITF 03-1 have not been deferred and the Company has adopted those disclosures.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. The Company's other accounting policies are straightforward in their application.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is traded on The National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq-NMS") under the symbol "INTG" and is also listed on the Pacific Exchange, Inc. The following table sets forth the high and low sales prices (adjusted for stock splits) for the Company's common shares for each quarter of the last two fiscal years as reported by Nasdaq.

Fiscal 2004	High	Low
First Quarter (7/1 to 9/30)	$ 13.23	$ 9.45
Second Quarter (10/1 to 12/31)	$ 12.87	$ 11.40
Third Quarter (1/1 to 3/31)	$ 12.65	$ 10.60
Fourth Quarter (4/1 to 6/30)	$ 13.33	$ 10.50

Fiscal 2003	High	Low
First Quarter (7/1 to 9/30)	$ 10.19	$ 8.95
Second Quarter (10/1 to 12/31)	$ 8.16	$ 7.65
Third Quarter (1/1 to 3/31)	$ 8.17	$ 5.93
Fourth Quarter (4/1 to 6/30)	$ 9.70	$ 7.58

As of September 10, 2004, the Company's common stock was held by approximately 560 shareholders of record and there were approximately 1,400 beneficial owners.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

MILDRED BOND ROXBOROUGH
Director
Private consultant to the NAACP. Former Director of Development and Special Programs of the National Association for the Advancement of Colored People (NAACP)

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation
Portsmouth Square Inc., and Santa Fe Financial Corporation

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2004 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2004 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038



The
InterGroup
Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049